MATERIAL CHANGE REPORT

                                   PURSUANT TO

              SECTION 85(1)OF THE SECURITIES ACT (BRITISH COLUMBIA)
                 SECTION 118(2) OF THE SECURITIES ACT (ALBERTA)
               SECTION 84(1) OF THE SECURITIES ACT (SASKATCHEWAN)
                  SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
                    SECTION 73 OF THE SECURITIES ACT (QUEBEC)
                SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA)
               SECTION 76(2) OF THE SECURITIES ACT (NEWFOUNDLAND)


ITEM 1:  REPORTING ISSUER

         Meridian Gold Inc.
         9670 Gateway Drive
         Reno, Nevada 89511

ITEM 2:  DATE OF MATERIAL CHANGE

          March 19, 1999

ITEM 3:  PRESS RELEASE

The attached press release was issued by Meridian Gold Inc. ("Meridian" or the "Corporation") on March 19, 1999.

ITEM 4:  SUMMARY OF MATERIAL CHANGE

On March 19, 1999, Meridian entered into a new shareholder rights plan agreement (the "Plan" or "Rights Plan") with The Trust Company of Bank of Montreal as rights agent. The new plan is designed to encourage the fair and equal treatment of its shareholders in connection with any take-over offer, and will provide shareholders with more time to fully consider certain types of unsolicited take-over bids and allow Meridian's board of directors (the "Board") to pursue other alternatives, if appropriate, to maximize shareholder value. Succeeding the current plan which will expire on July 30, 1999, this new plan has been implemented at this time to prevent any gap in shareholder protection. It will be effective as of July 30, 1999 or earlier if certain events under the current plan were to occur, and would be in effect until 2009 subject to reconfirmation by holders of Meridian's voting securities at Meridian's annual meetings in 2003 and 2006.

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ITEM 5:  FULL DESCRIPTION OF MATERIAL CHANGE

The following is a summary of the principal terms of the Rights Plan Reference is made to the shareholder rights plan agreement, the full text of which has been filed with securities regulatory authorities in each of the above jurisdictions.

BACKGROUND

The Plan will replace the shareholders' rights plan originally adopted in 1996 which expires on July 30, 1999. The original plan was adopted to assist the Board in ensuring fair treatment of all holders of common shares in the event that a person sought to acquire control of Meridian.

The Plan is not intended to and will not prevent a take-over of the Corporation. The objectives of the Plan are to provide shareholders with sufficient time to assess and evaluate a take-over bid and permit the Board, where appropriate, to explore, develop and evaluate alternatives designed to maximize value to shareholders.

Since the adoption of the original plan by Meridian in 1996, shareholders' rights plans have been adopted by numerous Canadian companies and the terms of such plans have evolved over the years to reflect changes in investor attitudes, standards of corporate governance, requirements of securities regulatory authorities and the advice of third party commentators. The Plan reflects this evolution while maintaining the objectives of the original plan.
The Board implemented the Plan on March 19, 1999 by entering into the Rights Plan with The Trust Company of Bank of Montreal, as rights agent, to act in connection with the exercise of rights, the issue of certificates evidencing the rights and other related matters. The Board authorized the issue of one right (a "Right") in respect of each outstanding common share of the Corporation ("Common Shares") to holders on the Effective Date (as defined below), as well as in respect of each Common Share issued after the Effective Date and prior to the Separation Time (as defined below). The Plan is scheduled to become effective at the close of business on July 30, 1999 or earlier if an event occurs which would give rise to the subsequent separation of rights under the original plan (the "Effective Date").

TRADING OF RIGHTS

On the Effective Date, the Rights will not be exercisable and certificates representing the Rights will not be sent to shareholders. Certificates for Common Shares issued after the Effective Date of the Plan will contain a

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notation incorporating the Rights Plan by reference.  Until the Separation Time, or earlier termination or expiration of the Rights, the Rights are evidenced by and transferred with the associated Common Shares and the surrender for transfer of any certificate representing Common Shares will also constitute the surrender for transfer of the Rights associated with those Common Shares. The Rights are not exercisable until the Separation Time. After the Separation Time, the Rights will become exercisable and begin to trade separately from the associated Common Shares. The initial "Exercise Price" for Common Shares is $25.

SEPARATION OF RIGHTS

The Rights will become exercisable and begin to trade separately from the associated Common Shares at the "Separation Time", which is generally the close of business on the tenth trading day after the earliest to occur of (a) a public announcement that a person or a group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding voting shares (Common Shares) of the Corporation ("Voting Shares") other than as a result of (i) a reduction in the number of Voting Shares outstanding, (ii) a Permitted Bid or Competing Permitted Bid (see below), (iii) acquisitions of Voting Shares approved by the Board, or (iv) other specified exempt acquisitions where shareholders participate on a pro rata basis; and (b) the date of commencement of, or the first public announcement of an intention of any person to commence, a take-over bid where the Voting Shares subject to the bid owned by that person (including affiliates, associates and joint actors) would constitute 20% or more of the outstanding Voting Shares; and (c) the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such.

As soon as practicable following the Separation Time, separate certificates evidencing rights ("Rights Certificates") will be mailed to the holders of record of Common Shares as of the Separation Time and the Rights Certificates alone will evidence the Rights. Assuming the adoption of the Rights Plan is confirmed by a vote of the shareholders at Meridian's 1999 Annual and Special Meeting of shareholders, the Rights will expire at the termination of the annual meeting of the Corporation in the year 2003 or 2006, as the case may be, unless reconfirmed by shareholders at such respective meetings or unless the Plan has been redeemed by the Corporation.

WHEN RIGHTS BECOME EXERCISABLE

After the Separation Time, each Right entitles the holder thereof to purchase one Common Share for the Exercise Price. Following a transaction which results in a person becoming an Acquiring Person (a "Flip-in Event"), the Rights entitle

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the holders  thereof to receive upon exercise  Common Shares with a market value equal to twice the Exercise  Price of the Rights.  In such event,  however,  any
Rights  beneficially  owned  by  an  Acquiring  Person  (including   affiliates,
associates and joint actors), or the transferee of any such person, will be void. A Flip-in Event does not include acquisitions approved by the Board or acquisitions pursuant to a "Permitted Bid" or "Competing Permitted Bid" (as defined below).

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Corporation, including the right to vote or receive dividends.

PERMITTED BIDS

The Plan employs a "Permitted Bid" concept whereby a take-over bid will not trigger the Rights if it meets certain conditions. A "Permitted Bid" is defined as an offer to acquire Voting Shares or securities that are eligible to be converted into Voting Shares for cash or securities made by means of a take-over bid circular where the Voting Shares (including Voting Shares that may be acquired upon conversion of securities convertible into Voting Shares) subject to the offer, together with shares beneficially owned by the offeror at the date of the offer (including its affiliates, associates and joint actors), constitute 20% or more of the outstanding Voting Shares and that also complies with the following additional provisions:

(i) the bid must be made to all the holders of Voting Shares as registered on the books of Meridian, other than the offeror;

(ii) the bid must contain the following irrevocable and unqualified conditions:

     (a) no Voting Shares will be taken up or paid for prior to the close of business on the 60th day following the date of the bid and then only if more than 50% of the Voting Shares held by Independent Shareholders (see below) have been deposited or tendered to the bid and not withdrawn;

     (b) Voting Shares may be deposited pursuant to the bid, unless it is withdrawn, at any time prior to the date shares are first taken up or paid for under the bid;

     (c) Voting Shares deposited pursuant to the bid may be withdrawn until taken up or paid for; and

     (d) if the deposit condition referred to in (ii)(a) above is satisfied, the offeror will extend the bid for deposit of Voting Shares for at

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          least 10  business  days  from the date  such  extension  is  publicly announced.

"Independent Shareholders" are holders of Voting Shares other than (i) an Acquiring Person, (ii) any offeror making a take-over bid, (iii) any affiliate or associate of an Acquiring Person or offeror, (iv) joint actors with such persons, and (v) employee benefit plans or trusts for employees of the Corporation or its wholly-owned subsidiaries unless the beneficiaries of such plans or trusts direct the voting or tendering to a take-over bid of the Voting Shares.

The Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of Meridian. The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

COMPETING PERMITTED BIDS

A "Competing Permitted Bid" is a take-over bid made after a Permitted Bid has been made and prior to its expiry that satisfies all of the provisions of a Permitted Bid, except that it must remain open for acceptance until no earlier than the later of 21 days and the expiry of the outstanding Permitted Bid. The reduction in the time for acceptance of a Competing Permitted Bid is to allow, as nearly as practicable, all bids to be dealt with by the shareholders of the Corporation within substantially the same time frame.

REDEMPTION AND WAIVER

The Rights may be redeemed by the Board, with the prior approval of the holders of Voting Shares or Rights, as the case may be, at any time prior to the occurrence of a Flip-in Event at a redemption price of $0.0001 per Right. Rights are deemed to have been redeemed if a bidder successfully completes a Permitted Bid.

The provisions of the Plan which apply upon the occurrence of a Flip-in Event may be waived at the option of the Board at any time prior to the occurrence of the relevant event in the case of a bid made by take-over bid circular to all holders of record of Voting Shares. All other waivers require shareholder approval. If the Board waives the Rights Plan with respect to one take-over bid, it is deemed to have waived the Rights Plan for all other contemporaneous bids made by take-over bid circular to all holders of record of Voting Shares.

The Board shall also waive the application of the Flip-In Event provisions to a Flip-In Event where the Board determines prior to the Separation Time that the

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Acquiring Person became such by inadvertence,  but only if such Acquiring Person has reduced its beneficial ownership of Voting Shares by the disposition date set by the Board such that the person is no longer an Acquiring Person.

PROTECTION AGAINST DILUTION

The Exercise Price, the number and nature of securities which may be purchased upon the exercise of Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of stock dividends, subdivisions, consolidations, reclassifications or other changes in the outstanding Common Shares, pro rata distributions to holders of Common Shares and other circumstances where adjustments are required to appropriately protect the interests of the holders of Rights.

SHAREHOLDER APPROVAL

The Corporation intends to place the Plan before shareholders for ratification at its annual and special meeting of shareholders (the "Meeting") on April 21, 1999. The shareholder vote required for ratification of the Plan at the Meeting will be the affirmative vote of a majority of the votes cast at the Meeting by holders of Voting Shares, excluding for all purposes shares held by certain types of shareholders who would not be deemed to be independent for the purposes of the Plan ("Non-Independent Shareholders").

AMENDMENTS

The Corporation may, prior to the date of the Meeting, supplement or amend the Rights Plan without the approval of the shareholders or holders of Rights where the Board deems such action necessary or desirable. After the Meeting, the ability to amend the Rights Plan without shareholder approval will be significantly limited.

Assuming shareholders ratify the Rights Plan at the Meeting, the Corporation may thereafter, without the approval of the shareholders or holders of Rights, make any amendments to the Rights Plan (i) specifically contemplated therein, or (ii) to correct clerical or typographical errors, or (iii) which may be required to maintain the validity and effectiveness of the Rights Plan as a result of any change in any applicable laws or regulatory requirements. Any amendments referred to in (iii) must, if made before the Separation Time, be submitted for approval at the next meeting of shareholders and, if made after the Separation Time, must be submitted to the holders of Rights. The affirmative vote of a majority of the votes cast by all holders of Voting Shares (excluding

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Non-Independent  Shareholders)  or holders of Rights which have not become void, as applicable, represented in person or by proxy at the meeting will constitute confirmation.

At any time before the Separation Time, the Corporation may, with the prior consent of the holders of Voting Shares (excluding Non-Independent Shareholders) received at a special meeting called and held for such purpose, amend, vary or rescind any of the provisions of the Rights Plan or the Rights whether or not such action would materially adversely affect the interests of the holders of Rights generally.

At any time after the Separation Time and before the Expiration Time, the Corporation may, with the prior consent of the holders of Rights (other than those holders whose Rights have become void) at a special meeting of holders of Rights called and held for such purpose, amend, vary or rescind any of the provisions of the Rights Plan or the Rights whether or not such action would materially adversely affect the interests of the holders of Rights generally.


ITEM 6:  RELIANCE ON CONFIDENTIALITY SECTION OF THE ACT

     This report is not being filed on a confidential basis.


ITEM 7:  OMITTED INFORMATION

     None.


ITEM 8:  SENIOR OFFICER - FOR FURTHER INFORMATION CONTACT:

     For further information, contact Edward H. Colt, Chief Financial Officer at (702) 850-3736.



ITEM 9:  STATEMENT OF SENIOR OFFICER

     The  foregoing accurately discloses the material change referred to herein.


     DATED at Toronto this 19th day of March, 1999

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                                                     (Signed) Eden M. Oliver
                                                     -----------------------
                                                     Eden M. Oliver, Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.